Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total	%
31 Dec 08	30 Sep 09	Security	portfolio	Index1	Description
2	1	Samsung Electronics	3.6	2.6	Korea's top electronics manufacturer and a global leader in semiconductor production.
56	2	Gazprom	3.4	1.7	The largest natural gas producer and transporter in Russia.
7	3	Reliance Industries	2.7	0.9	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
1	4	America Movil	2.2	1.2	Latin America's largest cellular communications provider.
3	5	China Shenhua Energy	2.1	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
8	6	Vale	2.0	2.3	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
16	7	Sasol	1.9	0.6	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
na	8	LG Chem	1.9	0.3	Major chemical company serving a variety of industries throughout the world.
10	9	Bharti Airtel	1.8	0.0	India's leading telecommunication services provider.
11	10	Industrial and Commercial Bank of China	1.7	1.0	A state-owned commercial bank in China and one of the world's largest banks.

		Total companies 1 through 10	23.3	11.0

17	11	DLF Ltd.	1.6	0.1	Major real estate development company based in India.
25	12	BYD	1.3	0.1	One of the largest makers of rechargeable batteries.
30	13	Bank of China	1.2	0.9	One of China's largest commercial banks.
14	14	Banpu	1.2	0.1	Thailand-based energy company focused on coal mining and coal-fired power.
4	15	Taiwan Semiconductor Manufacturing	1.1	1.5	One of the world's largest semiconductor manufacturers.
61	16	CIMB Group Holdings	1.1	0.2	Involved in banking, financial services and real estate management.
88	17	Hypermarcas	1.1	0.0	Consumer products manufacturer based in Brazil.
44	18	LG Electronics	1.1	0.3	Designs and manufactures appliances and home electronics.
6	19	Petroleo Brasileiro - Petrobras	1.0	3.4	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
86	20	Astra International	1.0	0.2	Manufactures and distributes automobiles, motorcylces and construction machinery. Also produces palm oil and provides information technology services.

		Total companies 1 through 20	35.0	17.8

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Top holdings by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index1		% Total portfolio	% Total portfolio	% Index1
	31 Dec 08	30 Sep 09	30 Sep 09		31 Dec 08	30 Sep 09	30 Sep 09
ENERGY	13.9	13.9	13.7	FINANCIALS	9.6	15.3	23.7
Gazprom		3.4		Industrial and Commercial Bank of China		1.7
Reliance Industries		2.7		DLF Ltd.		1.6
China Shenhua Energy		2.1		Bank of China		1.2
Sasol		1.9		CIMB Group Holdings		1.1
Banpu		1.2		Itausa		0.9
Petroleo Brasileiro - Petrobras		1.0		Itau Unibanco Holding		0.7
OTHERS		1.6		China Construction Bank		0.6
				OTHERS		7.5

MATERIALS	11.9	11.7	14.2	INFORMATION TECHNOLOGY	12.0	14.1	13.7
Vale		2.0		Samsung Electronics		3.6
LG Chem		1.9		BYD		1.3
AngloGold Ashanti		0.9		Taiwan Semiconductor Manufacturing		1.1
Anhui Conch Cement		0.6		Tencent Holdings		1.0
Taiwan Cement		0.6		Hon Hai Precision Industry		0.9
Evraz		0.5		Delta Electronics		0.6
OTHERS		5.2		OTHERS		5.6
				TELECOMMUNICATION SERVICES	16.4	11.8	8.4
INDUSTRIALS	7.2	7.0	8.1	America Movil		2.2
CCR		0.6		Bharti Airtel		1.8
Weichai Power		0.6		Telmex International		1.0
IJM Corp.		0.5		Telekomunikacja Polska		0.7
OTHERS		5.3		Telmex		0.6
				Bezeq		0.6
CONSUMER DISCRETIONARY	7.3	8.7	6.9	OTHER		4.9
LG Electronics		1.1		UTILITIES	3.7	3.2	3.4
Astra International		1.0		Energy Development Corp.		0.6
Genting		0.8		OTHERS		2.6
OTHERS		5.8
				OTHER	1.3	0.9	0.0
				Baring Vostok Capital Partners		0.3
CONSUMER STAPLES	6.2	8.1	5.4	OTHERS		0.6
Hypermarcas		1.1
Fomento Economico Mexicano		0.7		Total equity	90.3	95.3	100.0
Anadolu Efes		0.5		Total fixed income	2.7	1.2
OTHERS		5.8		Total cash and equivalents	7.0	3.5
				Total assets	100.0	100.0
HEALTH CARE	0.8	0.6	2.5
Bumrungrad Hospital		0.3
OTHERS		0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index1
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	30 Sep 09	30 Sep 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	18.7	21.7
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	11.3	14.9
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	6.6	4.1
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	0.8	1.4
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.0
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.0	0.6
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.7
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	18.9	14.8
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	10.2	8.1
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.4	2.8
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.4	1.9
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.7	1.5
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.0	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	36.9	43.3
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	11.6	13.7
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	17.4	17.0
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	7.1	12.6
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	0.8	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	16.8	20.2
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	5.9	5.6
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	5.1	7.3
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	1.4	2.6
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.2	1.2
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.3	1.6
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.0	0.5
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.8	0.5
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	0.9	0.6
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.3
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER2	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	4.0	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	95.3	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	1.2
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	3.5
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
2The current period includes 3.4% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index1		% Total portfolio	% Total portfolio	% Index1
	31 Dec 08	30 Sep 09	30 Sep 09		31 Dec 08	30 Sep 09	30 Sep 09
LATIN AMERICA	21.2	18.7	21.7	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	16.8	20.2
BRAZIL	10.3	11.3	14.9	SOUTH AFRICA	6.5	5.1	7.3
MEXICO	8.9	6.6	4.1	RUSSIAN FEDERATION	3.1	5.9	5.6
CHILE	1.8	0.8	1.4	ISRAEL	1.6	1.4	2.6
REPUBLIC OF COLOMBIA	0.1	0.0	0.7	TURKEY	0.9	1.3	1.6
PERU	0.1	0.0	0.6	POLAND	0.7	1.2	1.2
				EGYPT	1.1	0.9	0.6
				CZECH REPUBLIC	0.3	0.8	0.5
SOUTHEAST ASIA	16.1	18.9	14.8	HUNGARY	0.2	0.0	0.5
INDIA	7.9	10.2	8.1	MOROCCO	0.1	0.1	0.3
MALAYSIA	2.8	3.4	2.8	CROATIA	0.1	0.0	0.0
INDONESIA	2.3	2.4	1.9	SULTANATE OF OMAN	0.2	0.1	0.0
THAILAND	2.0	1.7	1.5
PHILIPPINES	1.0	1.0	0.5
PAKISTAN	0.0	0.1	0.0	OTHER2	3.6	4.0	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	36.9	43.3	Total equity	90.3	95.3	100.0
CHINA	19.3	17.4	17.0	Total fixed income	2.7	1.2
SOUTH KOREA	7.3	11.6	13.7	Total cash and equivalents	7.0	3.5
TAIWAN	7.0	7.1	12.6	Total assets	100.0	100.0
HONG KONG	1.0	0.8	0.0

1MSCI Emerging Markets Investable Market Index
2The current period includes 3.4% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 September 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47
July	10.42	10.42	11.04	11.41
August	0.94	0.94	-0.37	-0.18
September	8.28	8.28	8.77	8.96
3rd qtr.	20.68	20.68	20.34	21.18

Lifetime return
Cumulative%	2,493.78	4,025.10	___	___
Annualized%	14.97	17.28	___	___

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 September 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 September 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47
July	10.42	10.42	11.04	11.41
August	0.94	0.94	-0.37	-0.18
September	8.28	8.28	8.77	8.96
3rd qtr.	20.68	20.68	20.34	21.18

Lifetime return
Cumulative%	2,493.78	4,025.10	__	__
Annualized%	14.97	17.28	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 September 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 30 Sep 2009

	Calendar
	YTD	Q309	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	66.03	20.88	24.31	11.78	21.15	13.17	8.93	14.15	18.31
- net of operating expenses	65.17	20.68	23.43	11.01	20.31	12.38	8.14	13.23	17.28

MSCI Emerging Markets IMI with net dividends reinvested	67.32	21.18	21.48	8.24	17.49	11.50	5.52	10.47	12.59

MSCI World Index with net dividends	25.36	17.54	-1.81	-3.95	3.94	1.31	6.09	5.84	7.83

MSCI EAFE Index with net dividends	29.18	19.46	3.44	-3.41	6.31	2.79	4.93	4.39	7.26

S&P 500 Index with income reinvested	19.26	15.61	-6.92	-5.43	1.01	-0.15	7.61	7.97	8.88

Lifetime: 31 May 1986 - 30 September 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 31 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 30 Sep 2009

	Calendar
	YTD	Q309	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	66.03	20.88	24.31	11.78	21.15	13.17	8.93	14.15	18.31
- net of operating expenses	65.17	20.68	23.43	11.01	20.31	12.38	8.14	13.23	17.28

MSCI Emerging Markets IMI with net dividends reinvested	67.32	21.18	21.48	8.24	17.49	11.50	5.52	10.47	12.59

MSCI World Index with net dividends	25.36	17.54	-1.81	-3.95	3.94	1.31	6.09	5.84	7.83

MSCI EAFE Index with net dividends	29.18	19.46	3.44	-3.41	6.31	2.79	4.93	4.39	7.26

S&P 500 Index with income reinvested	19.26	15.61	-6.92	-5.43	1.01	-0.15	7.61	7.97	8.88

Figures shown above are past results and do not predict future results.  Current results may be lower or higher than those shown.  Share prices and returns will vary, so you may lose money.  Investing for short periods makes loses more likely.  Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.  For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 30 September 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 31 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index1		% Total portfolio	% Total portfolio	% Index1
	31 Dec 08	30 Sep 09	30 Sep 09		31 Dec 08	30 Sep 09	30 Sep 09
ENERGY	13.9	13.9	13.7	HEALTH CARE	0.8	0.6	2.5
ENERGY EQUIPMENT & SERVICES	0.2	0.2	0.3	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	13.7	13.4	HEALTH CARE PROVIDERS & SERVICES	0.7	0.5	0.2
MATERIALS	11.9	11.7	14.2	PHARMACEUTICALS	0.1	0.1	2.2
CHEMICALS	0.6	2.3	2.6
CONSTRUCTION MATERIALS	3.3	2.6	1.3	FINANCIALS	9.6	15.3	23.7
CONTAINERS & PACKAGING	0.0	0.1	0.1	COMMERICAL BANKS	4.8	9.9	15.4
METALS & MINING	7.2	6.2	9.7	THRIFTS & MORTGAGE FINANCE	0.5	0.6	0.4
PAPER & FOREST PRODUCTS	0.8	0.5	0.5	DIVERSIFIED FINANCIAL SERVICES	0.5	0.6	1.6
INDUSTRIALS	7.2	7.0	8.1	CONSUMER FINANCE	0.0	0.0	0.1
AEROSPACE & DEFENSE	0.1	0.1	0.1	CAPITAL MARKETS	0.0	0.0	1.0
BUILDING PRODUCTS	0.0	0.0	0.2	INSURANCE	0.5	0.7	2.5
CONSTRUCTION & ENGINEERING	2.8	2.9	1.9	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
ELECTRICAL EQUIPMENT	1.2	1.0	0.7	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	3.4	2.5
INDUSTRIAL CONGLOMERATES	0.6	0.4	2.0	INFORMATION TECHNOLOGY	12.0	14.1	13.7
MACHINERY	0.6	0.9	1.1	INTERNET SOFTWARE & SERVICES	2.3	2.2	0.8
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.9	1.5
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.8	0.5
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.2
AIRLINES	0.1	0.1	0.3	COMPUTERS & PERIPHERALS	0.8	1.3	1.7
MARINE	0.1	0.0	0.5	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	3.5	2.9
ROAD & RAIL	0.3	0.6	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.4	6.1
TRANSPORTATION INFRASTRUCTURE	1.3	0.9	0.6
CONSUMER DISCRETIONARY	7.3	8.7	6.9	TELECOMMUNICATION SERVICES	16.4	11.8	8.4
AUTO COMPONENTS	0.4	1.2	0.6	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	4.9	2.9
AUTOMOBILES	0.3	1.0	1.4	WIRELESS TELECOMMUNICATION SERVICES	9.9	6.9	5.5
HOUSEHOLD DURABLES	0.5	1.1	1.1	UTILITIES	3.7	3.2	3.4
LEISURE EQUIPMENT & PRODUCTS	0.3	0.0	0.1	ELECTRIC UTILITIES	2.9	2.1	1.9
TEXTILES, APPAREL, & LUXURY GOODS	0.4	1.3	0.5	GAS UTILITIES	0.0	0.1	0.4
HOTELS, RESTAURANTS & LEISURE	1.3	1.2	0.6	WATER UTILITIES	0.2	0.1	0.2
DIVERSIFIED CONSUMER SERVICES	0.9	0.1	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.9	0.9
MEDIA	1.3	0.7	1.1
DISTRIBUTORS	0.3	0.1	0.2	OTHER	1.3	0.9	0.0
INTERNET & CATALOG RETAIL	0.0	0.1	0.1	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	0.9	0.0
MULTILINE RETAIL	0.6	0.8	0.6	Total equity	90.3	95.3	100.0
SPECIALTY RETAIL	1.0	1.1	0.5	Total fixed income	2.7	1.2
CONSUMER STAPLES	6.2	8.1	5.4	Total cash and equivalents	7.0	3.5
FOOD & STAPLES RETAILING	1.7	1.2	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	2.5	1.0
FOOD PRODUCTS	2.0	2.1	2.1
TOBACCO	0.3	0.4	0.5
HOUSEHOLD PRODUCTS	1.2	1.6	0.3
PERSONAL PRODUCTS	0.0	0.3	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.

Notable purchases and sales
Emerging Markets Growth Fund
31 December 2008 - 30 September 2009

Purchases			Sales
Security name	Amount ($)	New	Security Name	Amount ($)	Eliminated
Gazprom	294,845,674		Harmony Gold Mining	126,473,876
LG Chem	168,461,849	■	China Shenhua Energy	119,407,911
Sasol	113,223,369		Rosneft	92,625,676	■
Bharti Airtel	79,697,526		Telekomunikasi Indonesia	89,812,368
Genting	70,988,469	■	Taiwan Semiconductor Manufacturing	88,836,637
CIMB Group Holdings	68,974,854		Nine Dragons Paper Industries	67,898,951
Itausa	65,840,710		Shangri-La Asia	57,557,195
Cathay Financial Holding	57,179,073	■	China High Speed Transmission Equipment	54,218,731
Industrial and Commercial Bank of China	54,028,659		Anhui Conch Cement	54,017,124
Telekomunikacja Polska	52,537,868		eBay Gmarket	53,020,211	■
Turk Telekom	50,933,478	■	BYD	52,480,365
Acer	49,251,763	■	BRF - Brasil Foods	50,326,607	■
Tencent Holdings	46,791,647		China Mobile Ltd.	47,074,572
Bank Pekao	43,580,584	■	Alibaba.com	42,300,629
MMC Norilsk Nickel	42,886,643		Cemig	41,250,420
LG Electronics	42,158,180		OGX	36,708,524	■
Hypermarcas	39,597,556		COSCO Pacific	34,083,456	■
Telkom	39,371,260		SINOPEC	33,998,104	■
United Spirits	38,325,103		New Oriental Education & Technology Group	32,211,931
SK Telecom	36,022,919	■	Genting Malaysia	33,044,641	■

Reflects largest purchases and sales of commmon stock. Excludes depository receipts, fixed income, and other non-equity securities.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Profile
30 September 2009
Emerging Markets Growth Fund

Capital International takes an expansive view of the emerging markets, investing across countries, sectors and the market capitalization spectrum. We treat benchmarks as reference points but invest in a much wider opportunity set that encompasses the entire investable universe. The diversity afforded by our multiple portfolio manager system combined with independent, on-the-ground research underpins all of our investments. As emerging markets become more globally integrated, managers and analysts also benefit from the insights of developed-equity, fixed-income and private equity investment professionals at Capital International as they seek to achieve long-term growth of capital and income.

Objective			Strategy characteristics
Provide long-term growth of capital by investing in companies across the developing world.			Invest in: ■ Emerging markets equities
Asset in strategy: $10.8 billion*
Portfolio managment team			Strategy inception date: 1986
Team averages 27 years of investment experience			Minimum account size: $0.1 million (qualified purchasers only)
■ Christopher Choe	■ Victor Kohn	■ Lisa Thompson	Benchmark: MSCI Emerging Markets IMI
■ David Fisher	■ Luis Oliveira	■ Shaw Wagener
Research portfolio			*Assets in strategy represent Capital Guardian and its global institutional affiliates as of
30 June 2009

Investment process
A core belief in independent research, a long-term focus and the multiple perspectives inherent to Capital International's multiple portfolio manager system define our investment process. Six portfolio managers and the team's investment analysts contribute to a high level of portfolio diversification.

As active managers, we have found value throughout the developing world as markets have evolved, but our approach has remained the same since the inception of our strategy more than 20 years ago. Independent, first-hand research is fundamental aspect of our process. Most anlaysts at Capital International have made research their careers, establishing long-standing relationships with key corporate managers and policymakers over the course of several business and market cycles.  We thoroughly analyze the prospects of each company regardless of its market index weighting, gathering information from on-site visits in order to determine each company's business prospects, management and competitive position within a local and global context.

We aim to fully understand the social, economic, cultural and political factors that contribute to the long-term outlook for each company as well as the markets and industries within which they operate.  Investments in commodities, energy and technology companies, for instance, may be based on research by several dedicated emerging markets analysts, combined with extensive discussion among a developed-market analyst, a fixed-income or macroeconomic analyst, and several managers, all looking at similar data points from different angles and perspectives.  These exchanges also help identify the best ways to invest in longer term trends such as infrastructure development, urban growth and growing consumer demand in emerging markets.

We have comprehensive framework for managing risk.  Our fundamental research process and multiple manager approach help diversify risk, while Capital International's independent portfolio control and compliance teams monitor compliance with client guidelines and market regulations.

Emerging markets equity at Capital
The Capital organization's first emerging markets equity fund was launched in 1986, more than one year prior to the inception of the MSCI Emerging Markets Index.  We continue to have one of the largest dedicated emerging markets research efforts in the investment management business.  Our emerging markets team is an integral part of Capital International's broader global investment group, closely ingteracting with the developed-market equity, debt and private equity research teams and benefiting from a cross-pollination of investment ideas as markets and economies become more globalized.

Investment Results
	YTD	Q309	1 year	3 years	5 years	10 years	15 years
Emerging Markets Growth Fund1
- gross2	66.03%	20.88%	24.31%	11.78%	21.15%	13.17%	8.93%
- net3	65.17	20.68	23.43	11.01	20.31	12.38	8.14
MSCI Emerging Markets IMI4	67.32	21.18	21.48	8.24	17.49	11.50	5.52

Portfolio composition			Risk characteristics (based on monthly returns)
	Portfolio5	Index4
Country exposure				Standard deviation		Information ratio		Tracking error
				3yrs	5 yrs	3 yrs	5 yrs	3yrs	5 yrs
Latin America	18.7%	21.7%
Southeast Asia	18.9	14.8	Emerging Markets Growth Fund3	29.35%	25.21%	0.64	0.77	5.53%	4.74%
Far East Asia	36.9	43.3	MSCI Emerging Markets IMI4	33.00	28.23
Europe/Middle East/Africa	16.8	20.2

Sector Exposure			Outlook and strategy

■  Asian economies have proved relatively robust and China should continue to experience reasonably high levels of economic growth even as the government removes some stimulus.  While we still own substantial investments in China at nearly a fifth of fund assets -- the largest market weighting in both the portfolio and the index -- our managers have been reducing a number of individual holding that have enjoyed strong runs and are instead pursuing other more attractive opportunities throughout the emerging markets, especially in Asia.

■  Commodities producers constitute half of the portfolio's top 10 holdings, with a particular emphasis on energy stocks.  In general, a number of the fund's largest investments vary considerably from those held in the index, including several coal companies as well as some technology firms.  We are especially interested in technology companies that should benefit from a turn in the corporate capex cycle over the next few years and from exposure to the Asian consumer.  While financial stocks in many emerging markets will most likely witness a longer-term expansion in consumer credit in markets such as India, China and Brazil, we currently find ourselves more attracted to opportunities in other sectors.  We favor the telecommunications providers most poised for growth, and also like local brands in the consumer areas, as we believe these will continue to gain market share.

Energy	13.9%	13.7%
Materials	11.7	14.2
Industrials	7.0	8.1
Consumer discretionary	8.7	6.9
Consumer staples	8.1	5.4
Health care	0.6	2.5
Financials	15.3	23.7
Information technology	14.1	13.7
Telecom services	11.8	8.4
Utilities	3.2	3.4

		%
Turnover (one year)		66.6

Fund figures shown above are past results and do not predict future results.  Current results may be lower or higher than those shown.  Share prices and returns will vary, so you may lose money.  Investing for short periods makes losses more likely.  Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.  For more current information and month-end results, call (800) 421-0180, extension 96245.

All data as of 30 September 2009 unless otherwise specified.
Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
1Emerging Markets Growth Fund (EMGF). The Fund operated as a closed-end fund until 1 July 1999. This exhibit must be accompanied or preceded by a current prospectus for the Fund.
2Gross of operating expenses. This reflects the investment results of EMGF after adding back fund operating expenses, such as custodial and investment management fees.
3Net of operating expenses. Total return percentages are calculated from net asset value assuming all distributions are reinvested.
4MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter. All indices are unmanaged.
5Includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's private equity funds.
Capital International uses a multiple portfolio manager system that divides portfolios into multiple segments. In this system, differences of opinion are common, and the opinions expressed by an individual do not necessarily reflect the consensus of the team. The statements expressed herein are informed opinions, are as of the date noted, and are subject to change at any time based on market or other conditions. This publication is intended merely to highlight issues and is not intended to be comprehensive or to provided advice.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS® is a trademark owned by CFA Institute.